Exhibit 4.4

[LETTERHEAD OF DIANA SHIPPING INC.]

October 7, 2008

Computershare Trust Company, N.A.
350 Indiana Street, Suite 800
Golden, CO  80401
Attn: Kellie Gwinn, Vice President

Mellon Investor Services LLC
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City,  NJ 07310
Attn: Steven Myers

Re:	Notice of Removal of Rights Agent, Amendment No. 1 to the Amended and Restated Rights Agreement, and Notice of Appointment of Successor Rights Agent

Ladies and Gentlemen:

1.           Pursuant to Section 21 of the Amended and Restated Rights Agreement by and between Diana Shipping Inc. (the “Company”) and Computershare Trust Company, N.A. (as successor in interest to Computershare Trust Company, Inc.) (“Computershare”), dated as of October 15, 2005 (the “Rights Agreement”), the Company hereby provides notice of removal of Computershare as Rights Agent. Computershare hereby accepts and agrees to such removal and waives the time periods, notice and other delivery or similar requirements for its removal as Rights Agent pursuant to the Rights Agreement by its countersignature to this Notice and Amendment in the space provided below.

2.           Pursuant to Section 21 of the Rights Agreement, the Company hereby appoints Mellon Investor Services LLC (“Mellon”) as successor Rights Agent pursuant to the Rights Agreement, to act as agent for the Company in accordance with the terms and conditions of the Rights Agreement, and Mellon hereby accepts such appointment, effective immediately, and hereby certifies that it complies with the requirements of a successor Rights Agent set forth in Section 21 of the Rights Agreement, by its countersignature to this Notice and Amendment in the space provided below.

3.           Pursuant to Section 27 of the Rights Agreement, prior to the occurrence of the Distribution Date, the Company may supplement or amend this Agreement in any respect without the approval of any holders of Rights and the Rights Agent shall, if the Company so directs, execute such supplement or amendment.  The Company and Computershare hereby amend Section 21 of the Rights Agreement such that the second sentence thereof shall be replaced by the following two sentences (the “Amendment No. 1”) :

“The Company may remove the Rights Agent or any successor Rights Agent upon written notice, sent by first-class mail, to the Rights Agent or successor Rights Agent, as the case may be, and to each Transfer Agent of the Preferred Shares and the Common Stock.  Subsequent to the appointment of a successor Rights Agent, the successor Rights Agent shall send, by first class mail, to the holders of the Rights Certificates a Notice of Appointment of Successor Rights Agent.”

4.           The Notice of Appointment of Successor Rights Agent shall be substantially in the form attached as Exhibit 1 to this Notice and Amendment.

5.           Capitalized terms used herein that are not otherwise defined herein shall have the meanings set forth in the Rights Agreement.

6.           The undersigned officer of the Company, being duly authorized on behalf of the Company, hereby certifies in his or her capacity as an officer on behalf of the Company to Computershare and to Mellon that this Notice and Amendment is in compliance with the terms of Section 27 of the Rights Agreement.

7.           This Notice and Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

8.           Upon the execution hereof, the Company and Mellon shall enter into the Second Amended and Restated Rights Agreement substantially in the form attached as Exhibit 2 to this Notice and Amendment.

9.           This Notice and Amendment may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts will together constitute but one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, this Notice and Amendment has been duly executed by the parties hereto.

DIANA SHIPPING INC.

By:	/s/ Anastasios Margaronis
Name: Anastasios Margaronis
Title: Director and President

COMPUTERSHARE TRUST COMPANY N.A.

By:	/s/ Kellie Gwinn
Name: Kellie Gwinn
Title: Vice President

MELLON INVESTOR SERVICES LLC

By:	/s/ Declan Denehan
Name: Declan Denehan
Title: Senior Vice President

Exhibit 1
[Diana Shipping Inc. Letterhead]

October 7, 2008
To Our Stockholders:

We, the board of directors of Diana Shipping Inc. (the “Company”), have recently amended our Stockholders Rights Agreement (the “Rights Plan”).  Under the amended Rights Plan, we have amended certain terms and changed our Rights Agent from Computershare Trust Company to Mellon Investor Services.  We have determined that this is in the best interest of the Company as Mellon Investor Services is related to our current transfer agent, BNY Mellon Shareowner Services.

At the time that we adopted our original Stockholders Rights Agreement in February 2005, we declared a dividend distribution of Preferred Stock Purchase Rights (the “Rights”).  This letter describes the Rights, and the current amended version of the Rights Plan.  The accompanying Summary describes the terms of these Rights.

The Rights are designed to protect the value of your interest in the Company.  We believe that the Rights Plan, while not intending to prevent a takeover, will provide protection to you, our stockholders, from the abusive and coercive tactics that often occur in takeover attempts.

The Rights contain provisions to protect stockholders in the event of an unsolicited takeover attempt through such methods as a gradual accumulation of shares in excess of 15% of the outstanding stock followed by a two-tier tender offer or other tactics that do not treat all stockholders equally.  These tactics may unfairly pressure stockholders, deprive them of the full value of their shares, or squeeze them out of their investment without giving them any real choice.  More than 1,600 other companies have established rights plans to protect stockholders, and we continue to consider our Rights Plan to be the best available means of protecting the value of your investment, while not preventing a fair acquisition offer for the Company.

The amendment to our Rights Plan and the appointment of BNY Mellon as our new Rights Agent will have no impact on the way in which you can presently trade the Company’s shares.  As explained in detail in the attached Summary of Rights, the Rights are not exercisable until ten days after a person or group announces acquisition of 15% or more of the Company’s outstanding Common Stock or ten business days after the commencement of a tender offer that would result in ownership of 15% or more of the outstanding Common Stock (unless the Rights were redeemed by the Company).  The ten day and ten business day periods referred to above may be extended by the Board at its discretion.

In amending our Rights Plan, we have demonstrated our continued confidence in the Company’s future and our determination that you, our stockholders, be given every opportunity to participate fully in that future.

On behalf of the Board of Directors of Diana Shipping Inc.

SUMMARY OF RIGHTS

Distribution and Transfer of Rights; Distribution Date:
The rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group has acquired ownership of 15% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company's common stock.

Preferred Stock Purchaseable Upon Exercise of Rights:
On the Distribution Date, each holder of a right will be entitled to purchase for U.S. $100 (the “Exercise Price”) a fraction (1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock.

Flip-in:
If an acquiring person (an “Acquiring Person”) acquires more than 15% of the company's common stock then each holder of a right (except that acquiring person) will be entitled to buy at the Exercise Price, a number of shares of the company's common stock which has a market value of twice the Exercise Price.

Flip-over:
If after an Acquiring Person acquires more than 15% of the company's common stock, the company merges into another company (either as the surviving corporation or as the disappearing entity) or the company sells more than 50% of its assets or earning power, then each holder of a right (except for those owned by the acquirer) will be entitled to purchase at the Exercise Price, a number of shares of common stock of the surviving entity which has a then current market value of twice the Exercise Price.

Exchange Provision:
Any time after the date an Acquiring Person obtains more than 15% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of  the company's common stock.

Redemption of Rights:	The company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the company's common stock.
Expiration of Rights:	The rights expire on the earliest of (1) February 21, 2015 or (2) the exchange or redemption of the rights as described above.
Amendment of Terms of Rights:
The terms of the rights and the Stockholders Rights Plan may be amended without the consent of the rights holders at any time on or prior to the Distribution Date.  After the Distribution Date, the terms of the rights and the Stockholders rights Plan may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person).

Voting Rights:	The rights will not have any voting rights.
Anti-dilution Provisions:	The rights will have the benefit of certain customary anti-dilution protections.

Exhibit 2
Form-Of Second Amended and Restated Rights Agreement

[Attached as Exhibit  4.5 to Form 8-A/A]

SK 23159 0002 921011 v3